Exhibit 1

Buenos Aires, December 23, 2016

Sres.

COMISIÓN NACIONAL DE VALORES

Sres.

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Relevant Event. Modification of the Exchange Ratio

Dear Sirs:

I address the National Securities Commission and the Buenos Aires Stock Exchange in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) and Petrobras Argentina S.A. (“Petrobras Argentina”) in connection with the relevant events filed on December 7, 2016 and December 19, 2016.  As we disclosed to the market on December 19, 2016, the National Securities Commission (“Comisión Nacional de Valores” or the “CNV”) informed Pampa of its decision to reject the proposed exchange ratio between Pampa, as the surviving company, and Petrobras Argentina, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares”), as the absorbed companies. In accordance with the notice from the CNV, the CNV understands that there are no objective changes in the economic circumstances involving the companies for which reason the exchange ratio offered in the voluntary exchange offer that expired on November 14, 2016 should be changed.  Along these lines, Pampa and Petrobras Argentina have analyzed the consequences of appealing such decision and believe that it would result in serious delays to the merger process, and Pampa and Petrobras Argentina have resolved to accept the request from the CNV, thereby modifying the merger exchange ratio and fixing it at the same ratio that was used in the voluntary exchange offer, which was 0.5253 ordinary shares of Pampa, with a par value of Ps.1.00 and one vote per share, for each ordinary Class B share of Petrobras Argentina, with a par value of Ps.1.00 and one vote per share.

Sincerely,

Victoria Hitce

Head of Market Relations